February 13, 2026

Re:	Figure Technology Solutions, Inc. Acceleration Request for Registration Statement on Form S-1 Registration File No. 333-291591

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E
Washington, D.C. 20549

Attn: Madeleine Joy Mateo and Christian Windsor

Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, Figure Technology Solutions, Inc. (the “Company”) hereby requests that the effective date for the Company’s Registration Statement on Form S-1 (File No. 333-291591) (the “Registration Statement”) be accelerated so that it will be declared effective at 4:00 p.m. Eastern Time on February 17, 2026 or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Securities and Exchange Commission. By separate letter, the underwriters for the offering to which the Registration Statement relates join in this request for acceleration.
Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Davis Polk & Wardwell LLP, by calling Byron B. Rooney at (212) 450-4658.
Thank you for your assistance in this matter.

Very truly yours, FIGURE TECHNOLOGY SOLUTIONS, INC.
By:	/s/ Macrina Kgil
Name:	Macrina Kgil
Title:	Chief Financial Officer